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                                    FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549





                            Report of Foreign Issuer
                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934



                                  July 19, 2005





                               LIHIR GOLD LIMITED


                             Level 7, Pacific Place
                      Cnr Champion Parade & Musgrave Street
                         Port Moresby, Papua New Guinea
                     (Address of principal executive office)



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Pursuant to the requirements of the Securities Exchange Act of 1934, the
Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.








LIHIR GOLD LIMITED




By:  /s/ Mark Laurie
     --------------------------
     Name     Mark Laurie
     Title:   Company Secretary

Date:  19 July 2005

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LIHIR GOLD LIMITED                               Stock market codes:
INCORPORATED IN PAPUA NEW GUINEA                 ASX - LHG
ARBN 069 803 998                                 NASDAQ - LHG
                                                 POMSoX - LHG

DATE:   19 JULY 2005




                         FULL STEAM AHEAD FOR LIHIR GOLD




Lihir Gold Limited's new 30 Megawatt geothermal power station is at full production after completing commissioning last week.

The $US50 million facility will reduce power costs at the company's Papua New Guinea gold mine and process plant by approximately $US15 million per year. Based on annual gold production of 700,000 ounces, the power station will reduce cash costs by an estimated $US20 per ounce.

"This represents a major step forward for Lihir," said Chief Executive Neil
Swan.

"The new power station significantly reduces our reliance on heavy fuel oil for power generation with more than 60% of our power requirements now being generated from geothermal energy. This is at a time when world oil prices continue to escalate.

"It is also a significant environmental achievement, replacing fuel oil as an energy source with naturally-occurring geothermal steam which otherwise would be discharged as waste," he said.

PNG Mining Minister Sam Akoitai said the commissioning of the power plant was good news for the Papua New Guinea economy, and demonstrated the government's strong commitment towards encouraging growth and development of key projects such as Lihir.

The power station lifts Lihir's geothermal generation capacity to 36 MW, after including the smaller 6MW plant which has been operating since 2003.

The company has already begun expansion of the new 30MW plant through the addition of further generators, lifting output by another 20 MW. The additional two 10 MW units are scheduled to be completed by June 2006, providing Lihir with a total 56MW of geothermal capacity, sufficient to meet virtually all of the company's power requirements at that time.

The company is also investigating the potential for further steam driven generation units to power an increase in the company's gold processing capacity. The company recently announced plans for a significant expansion of its processing plant through the addition of a flotation circuit, which will lift annual gold production by an average 140,000 oz a year from 2007.

"Lihir has now reached a milestone in its development," said Mr Swan.

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"We have improved the reliability of the operation over the past couple of years, and the geothermal power expansion will reduce operating costs sharply.

"Furthermore, our gold production is expected to increase significantly in the second half of the year as we begin mining the higher grade segments of the Lienetz ore body, and we are also about to begin construction of the flotation expansion.

"All these factors together suggest a significant step up in profitability in the second half and a bright future for the company," he said.


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FOR FURTHER INFORMATION:
Investor Relations Manager Joe Dowling.
Ph +61 7 3229 5583, Mobile  0421 587 755
Joe.Dowling@lihir.com.pg